Exhibit (a)(1)(H)

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 EAST BROADWAY BLVD., SUITE 200

TUCSON, AZ 85716-5300

(520) 322-5000

Gary F. Urman (AZ # 11748)

gurman@dmyl.com

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

IN AND FOR THE STATE OF ARIZONA

Glenn Schoenfeld, Individually and on Behalf of All Others Similarly Situated,	NO.

Plaintiff,	CLASS ACTION

vs.	COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 DEMAND FOR JURY TRIAL

Inventure Foods, Inc., Terry McDaniel, Timothy Cole, Ashton Asensio, Paul Lapadat, Macon Edmonson, and Joel Stewart,
Defendants.

Plaintiff Glenn Schoenfeld (“Plaintiff”), on behalf of himself and all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Inventure Foods, Inc. (“Inventure” or the “Company”) against Inventure, Terry McDaniel, Timothy Cole, Ashton Asensio, Paul Lapadat, Macon Edmonson, and Joel Stewart, the members of the Inventure’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and,

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

together with Inventure, the “Defendants”) for their violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Inventure will be acquired by Utz Quality Foods, LLC (“Utz”), through Heron Sub, Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Utz (the “Proposed Transaction”).

2. On October 26, 2017, Inventure and Utz issued a joint press release announcing that they had entered into a definitive agreement (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Acquisition Sub will commence a cash tender offer to acquire all of the issued outstanding shares of Inventure common stock for $4.00 per share (the “Offer Price”). The Proposed Transaction is valued at approximately $165 million.

3. On November 15, 2017, in order to convince Inventure stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”). In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) financial projections for the Company; (ii) the valuation analyses performed by the Company’s financial advisor, Rothschild Inc. (“Rothschild”), in support of their fairness opinions; and (iii) the background process leading to the Proposed Transaction.

4. As discussed below, the Offer Price appears inadequate, and the process by which Defendants consummated the Proposed Transaction is fundamentally unfair to Plaintiff and the other common shareholders of Inventure. Indeed, Inventure’s closing price

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

on the day the Merger Agreement was executed amounts to a 10% premium over the Offer Price.

5. The Tender Offer is set to expire on December 13, 2017 at 11:59 PM, New York City time (the “Expiration Date”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

6. For the reasons, and as set forth in detail herein, Plaintiff seeks to enjoy the Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the material information discussed below is disclosed to Inventure stockholders, or in the event the Proposed Transaction is consummated, to recover damages resulting from Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

8. This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

9. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

took place, where most of the documents are electronically stored, and where the evidence exists. Inventure is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

10. Plaintiff is, and has been at all times relevant hereto, a common stockholder of Inventure.

11. Defendant Inventure is a Delaware corporation with its principal executive offices located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054. The Company is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names, including Boulder Canyon FoodsTM, TGI FridaysTM, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, and Tato Skins®, Bob’s Texas Style®. Inventure common stock is traded on the NASDAQ under the ticker symbol “SNAK.”

12. Defendant Terry McDaniel (“McDaniel”) has served as a director, the President, and the Chief Executive Officer of the Company since 2008.

13. Defendant Timothy Cole (“Cole”) has served as a director of the Company and the Interim Chairman of the Board since 2017.

14. Defendant Ashton Asensio (“Asensio”) has served as a director of the Company since 2006.

15. Defendant Paul Lapadat (“Lapadat”) has served as a director of the Company since 2013.

16. Defendant Macon Edmonson (“Edmonson”) has served as a director of the Company since 2006.

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

17. Defendant Joel Stewart (“Stewart”) has served as a director of the Company since 2017.

18. The defendants identified in paragraphs 11 through 16 are collectively referred to herein as the “Individual Defendants” and/or the “Board,” collectively with Inventure the “Defendants.”

OTHER RELEVANT ENTITIES

19. Utz is the largest privately-held and family-managed branded salty snack company in the United States, producing a full line of products including potato chips, pretzels, cheese snacks, corn chips, tortillas, veggie stix/straws, popcorn, onion rings, pork skins, and more.

20. Acquisition Sub is an indirect wholly-owned subsidiary of Utz.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Inventure (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

22. This action is properly maintainable as a class action because:

(a)

the Class is so numerous that joinder of all members is impracticable. As of November 6, 2017, there were 19.83 million shares of Inventure common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Inventure will be ascertained through discovery;

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

(b)	There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i.

whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Recommendation Statement, in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;

ii.	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii.	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading Recommendation Statement.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)

the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

appropriate the relief sought herein with respect to the Class as a whole; and

(g)	a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	Company Background and Financial Outlook

23. Inventure is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names, including Boulder Canyon FoodsTM, TGI FridaysTM, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, and Tato Skins®, Bob’s Texas Style®.

24. The Company operate in two segments: frozen products and snack products. The frozen products segment includes frozen fruits, fruit and vegetable blends, beverages, side dishes, and desserts for sale primarily to grocery stores, club stores, and mass merchandisers. All products sold under the frozen products segment are considered part of the healthy/natural food category. The snack products segment includes potato chips, kettle chips, potato crisps, potato skins, pellet snacks, sheeted dough products, popcorn, and extruded products for sale primarily to snack food distributors and retailers. The products sold under the Company’s snack products segment include products considered part of the indulgent specialty snack food category, as well as products considered part of the healthy/natural food category.

25. The Offer Price offered to Inventure’s shareholders in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

The Proposed Transaction will deny Class Members their right to fully share equitably in the true value of the Company.

26. For example, on May 8, 2017, Inventure announced its first quarter 2017 financial results. For the quarter, the Company reported net revenue of approximately $50 million for the first quarter. The Company’s snack segment net sales were up 5.1% to $26.2 million, which was an increase of $1.3 million as compared to the prior year period.1 Defendant McDaniel commented on the favorable results from the Company’s snack segment, stating:

We believe the snack segment is well positioned for incremental increase to net revenue and gross margin improvement during 2017.

[***]

We are beginning to generate improved results across our business by evidence of the key areas of progress in the first quarter. The first quarter’s EBITDA shows significant improvement as compared to the last two quarters of 2017. Our management team and board of directors remain committed to increasing value for our shareholders as we move forward with our ongoing strategic and financial review.

27. The Company’s snack segment success continued into the second quarter of 2017. On August 5, 2017, the Company announced its second quarter 2017 financial results and reported that the snacks segment net revenue increased 11.6% year-over-year to `$30.7 million for the second quarter.

28. Steve Weinberger, the Company’s Chief Financial Officer (“CFO”), commented on the favorable results:

1 Inventure Foods’ (SNAK) CEO Terry McDaniel on Q1 2017 Results – Earnings Call Transcript, SeekingAlpha (May 11, 2017), available at: https://seekingalpha.com/article/4072482-inventure-foods-snak-ceo-terry-mcdaniel-q1-2017-results-earnings-call-transcript?part=single.

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

As Terry mentioned consolidated gross profit increased 290 basis 19.7% compared to 16.8% for the same period last year. Again sequentially second quarter gross profit improved 250 basis points from 17.2% for the first quarter of this year. We saw gross profit improvement from both of our businesses versus last year 150 basis point improvements in snack and a 330 basis point improvement in frozen.

We’re finally back to where we need to be on the snack business. Our capacity issues are all result and we’re back at normal promotional levels. Adjusted net income from continuing operations was a positive $37,000 or $0.00 per diluted share which represents the sequential quarterly improvement from Q1 of this year where we reported a net loss of $2.6 million or an adjusted loss of $0.13 per diluted share.

Adjusted EBITDA was $4 million for the quarter compared to $3.7 million for the second quarter last year and sequentially it was an increase of $2.4 million versus the adjusted EBITDA in Q1 of this year. Adjusted SG&A expenses were flat to prior year but as a percentage of net revenues increased about 170 basis points attributable primarily to an increase in professional fees due to other legal expenses.

We continue to take steps to improve our balance sheet. During 2017 we reduced our debt by about $25 million primarily associated with the sale of our fresh frozen business. We continue to work closely with our lenders as we continue our strategic review and are very pleased with their level of support which resulted in a new bank amendment under our term loan that extends all financial governance and waivers in addition to providing additional liquidity. In summary we continue to make progress with business performance and our strategic review.2

29. Furthermore, the valuation analyses conducted by Rothschild in its fairness opinion, indicate that the value of Inventure’s stock has substantially greater potential than as represented by the Offer Price. For example, Rothschild’s Selected Precedent

2 Inventure Foods’ (SNAK) CEO Terry McDaniel on Q2 2017 Results – Earnings Call Transcript, SeekingAlpha (August 5, 2017), available at: https://seekingalpha.com/article/4096962-inventure-foods-snak-ceo-terry-mcdaniel-q2-2017-results-earnings-call-transcript?part=single.

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

Transactions Analysis indicates a per share value range of $5.75 for the Company, under the LTM sales analysis, which illustrates that each share of lnventure stock has an inherent premium of approximately 143% over the $4.00 Offer Price, and a per share value range of $5.25 for the Company, under the FY2017E sales analysis, which illustrates that each share of Inventure stock has an inherent premium of approximately 132% over the Offer Price.

30. As seen, Rothschild’s financial analyses highlight just how grossly inadequate the Offer Price is because, among other things, the intrinsic value of the Company’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. The Proposed Transaction will deny Class Members their right to fully share equitably in the true value of the Company.

II.	The Proposed Transaction

31. On October 26, 2017, Inventure and Utz issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

Inventure Foods, Inc. to be Acquired by Utz Quality Foods, LLC

PHOENIX, AZ and HANOVER, PA, October 26, 2017 (GLOBE NEWSWIRE) — Inventure Foods, Inc. (NASDAQ: SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

As previously announced, on September 29, 2017, the Company entered into a Limited Waiver and Sixth Amendment to Credit Agreement (the “Sixth Amendment”) with BSP Agency, LLC, as agent (“BSP”), and the lenders (the

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

“Lenders”) from time to time a party to the Credit Agreement (defined below), which further amended the Credit Agreement, dated as of November 18, 2015, among the Borrowers a party thereto, the Lenders, and BSP (as amended from time to time, the “Credit Agreement”). Under the terms of the Sixth Amendment, the Lenders agreed to, among other things, (i) a further extension from September 30, 2017 to October 31, 2017 of the temporary waiver of the requirement under the Credit Agreement to deliver audited financial statements without a going concern opinion, and (ii) a temporary waiver until October 31, 2017 of the financial covenants with which the Company was required to comply under the Credit Agreement.

As a result of this transaction, BSP and the other Lenders have agreed to further extend the temporary waivers from October 31, 2017 to January 15, 2018 pursuant to a Limited Waiver, Consent and Seventh Amendment to Credit Agreement (the “Seventh Amendment”), in order to give the Company sufficient time to complete the proposed transaction. Without this further extension of the temporary waivers beyond October 31st, the Company would have been in default of the EBITDA financial covenants under the Credit Agreement and the requirement to deliver audited financial statements without a going concern opinion. Pursuant to the Seventh Amendment, the Lenders have agreed to loan the Company up to an additional $5 million, which the Company may require to satisfy its expected operating expenses through December 31, 2017.

The Company is represented in this transaction by its financial advisor, Rothschild, and its legal counsel, DLA Piper LLP (US). Inventure retained Rothschild as its financial advisor in connection with a formal process to conduct a “strategic and financial review” of the Company in July 2016. Utz Quality Foods is represented in this transaction by its financial advisor, Stephens Inc., and its legal counsel, Cozen O’Connor.

About Inventure Foods, Inc.

With manufacturing facilities in Arizona and Indiana, Inventure Foods, Inc. (Nasdaq:SNAK) is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names,

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

including Boulder Canyon FoodsTM, TGI FridaysTM, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, and Tato Skins®, Bob’s Texas Style®. For further information about Inventure Foods, please visit www.inventurefoods.com.

About Utz Quality Foods, LLC

Founded in 1921, Utz® Quality Foods, LLC is the largest privately-held and family-managed branded salty snack company in the United States, producing a full line of products including potato chips, pretzels, cheese snacks, corn chips, tortillas, veggie stix/straws, popcorn, onion rings, pork skins and more. Its brands, which include Utz®, Golden Flake®, Zapp’s®, “Dirty”® Potato Chips, Good Health®, Bachman®, Bachman Jax®, Wachusett® and Snikiddy® among others, are distributed nationally and internationally through grocery, mass-merchant, club stores, convenience stores, drug stores and other channels. Based in Hanover, PA, Utz operates 10 facilities located in Pennsylvania, Colorado, Louisiana, Massachusetts and Alabama.3

III.	The Merger Agreement’s Deal Protection Provisions Deter Superior Offers

32. To ensure that the Proposed Transaction is consummated, the Individual Defendants locked up the deal by agreeing to unfair “deal-protection” provisions in the Merger Agreement, effectively rendering the Proposed Transaction a fait accompli. For example, the Board agreed to: (i) a “no-shop” provision that prevents the Company from negotiating with or providing confidential Company information to competing bidders except under extremely limited circumstances; (ii) notify Utz no later than one (1) business day after receipt of a takeover proposal and provide Utz with the identity of the person making the takeover proposal and the material terms and conditions thereof; (iii) a “matching rights” provision that allows Utz four (4) business days to match any competing proposal in the unlikely event that one emerges; and (iv) a $5 million termination fee to be

3 Inventure Foods, Inc., Current Report (Form 8-K), at Exhibit 99.1 (Press Release, dated October 26, 2017) (Oct. 26, 2017).

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

paid to Utz if the Board agrees to accept a competing proposal. These provisions unfairly impede the Company’s public shareholders from receiving a superior offer.

IV.	The Recommendation Statement Contains Material Misstatements or Omissions

33. On November 15, 2017, the Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Inventure’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer.

34. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) financial projections for the Company; (ii) the valuation analyses performed by the Company’s financial advisor, Rothschild, in support of their fairness opinions; and (iii) the background process leading to the Proposed Transaction.

Material Omissions Concerning Inventure’s Financial Projections

35. First, with respect to Certain Unaudited Prospective Financial Information of Investure Foods, the Recommendation Statement fails to provide material information concerning management’s projections that were relied upon by the Board in recommending that Company shareholders vote in favor of the Proposed Transaction.

36. The Recommendation Statement provides several non-GAAP financial metrics, including Adjusted EBITDA and Unlevered Free Cash Flows,4 but fails to disclose

4 Unlevered free cash flows are used to determine a company’s enterprise value. The unlevered free cash flow allows investors to ascertain the operating value of a company independent of its capital structure. This provides a greater degree of analytical flexibility and allows for a clearer picture of the value of the company overall. For this reason,

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

the line-item projections for the specific metrics, adjustments and/or inputs that are used to calculate these Non-GAAP financial measures or provide a reconciliation of the Non-GAAP measures to their most directly comparable GAAP financial measure, such as Net Income. Recommendation Statement 48.

37. The omissions from the above-referenced projections renders the financial projections included on pages 47 through 50 of the Recommendation Statement materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

38. At the very least, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures. Such projections are necessary to make the non-GAAP projections included in the Recommendation Statement not misleading.

39. Moreover, Inventure regularly provides the line items used to calculate non-GAAP financial measures and/or reconciles non-GAAP financial measures to their most comparable GAAP measure in their earnings press releases prepared for investors. For example, the Company performed both a reconciliation of Adjusted EBITDA to its most comparable GAAP financial measure, Net Income, in addition to the line items used to calculate Adjusted EBITDA in its Third Quarter 2017 Financial Results, published on November 7, 2017:

unlevered free cash flows are routinely used to value a company, especially in merger contexts.

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DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

	Quarter Ended		Nine Months Ended
	September 30, 2017	September 24, 2016	September 30, 2017	September 24, 2016
Reconciliation - EBITDA from continuing operations
Reported net loss from continuing operations	$(5,472)	$(1,731)	$(11,653)	$(4,937)
Add back: Interest	1,839	1,376	5,221	4,010
Add back: Income tax expense(benefit)	10	(1,298)	31	(2,783)
Add back: Depreciation	773	820	2,340	2,351
Add back: Amortization of intangible assets	-	-	-	-

EBITDA from continuing operations	(2,850)	(833)	(4,061)	(1,359)
Adjustments:
Add Strategic review professional fees	745	-	1,797	-
Less: Gain on escrow settlement	-	-	(1,236)	-

Adjusted EBITDA from continuing operations	$(2,105)	$(833)	(3,500)	$(1,359)

40. Furthermore, as seen above, there is a considerable difference between the non-GAAP financial measures utilized by the Company and their most comparable GAAP measure.

41. As a result, Defendants must provide Inventure shareholders with a reconciliation table of the non-GAAP measures to their most comparable GAAP measure or the line items used to calculate the non-GAAP financial measures disclosed in the Recommendation Statement in order to make the projections included on pages 47 through 50 of the Recommendation Statement not materially incomplete and misleading.

Material Omissions Concerning Rothschild’s Financial Analyses

42. The Recommendation Statement describes Rothchild’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Rothschild’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Inventure’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Rothschild’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This

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2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

omitted information, if disclosed, would significantly alter the total mix of information available to Inventure’s stockholders.

43. With respect to Rothschild’s Illustrative Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the Company’s standalone, unlevered, after-tax free cash flows that it was expected to generate from the beginning of FY2017 through the end of FY2018; (ii) the Company’s range of estimated terminal values; (iii) the inputs and assumptions used to calculate the last-twelve-months (LTM) terminal multiples range of 11.0x to 13.0x; (iv) the inputs and assumptions used to calculate the range of discount rates of 13.5% to 15.5%; (v) the Company’s range of implied enterprise values (EVs); and (vi) the Company’s net debt (calculated as debt less cash and cash equivalents, in each case estimated as of December 29, 2017). Recommendation Statement 44-45.

44. These key inputs are material to Inventure’s common stockholders, and their omission renders the summary of Rothchild’s Illustrative Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental. flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value...” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars... This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 17 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

45. With respect to Rothchild’s Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples Rothchild calculated for each of the transactions utilized. The omission of these multiples renders the summary of this analysis and the implied per share equity value ranges materially misleading. A fair summary of the Selected Precedent Transactions Analysis requires the disclosure of the individual multiples for each transaction; merely providing the range that a banker applied is insufficient, as Inventure shareholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied share per price ranges.

46. Similar to the Rothchild’s Selected Precedent Transactions Analysis, the Selected Company Analysis also fails to disclose the individual multiples Rothchild calculated for each of the companies utilized. For the reasons mentioned above, omission of these multiples renders the summary of this analysis and implied per share equity value ranges materially misleading.

47. Similar to Rothchild’s Illustrative Discounted Cash Flow Analysis, the NOL Tax Savings Analysis fails to disclose: (i) the inputs and assumptions used to calculate the discount rates of 14.5%; and (ii) the Company’s gross federal net operating loss balance as of October 25, 2017. Recommendation Statement 45.

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 18 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

Material Omissions Concerning Insiders’ Potential Conflicts of Interest

48. The Recommendation Statement also materially misleads stockholders as to the potential conflicts of interest faced by Inventure management and the Board.

49. The Recommendation Statement sets forth:

It is expected that the employment of Steve Weinberger, the Chief Financial Officer of Inventure Foods, will terminate as of the Effective Time. [Utz] expects that the Surviving Corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the Surviving Corporation for a period of four to six months after the closing of the Merger. Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure.

Recommendation Statement at 37. Yet, the Recommendation Statement completely fails to set forth any information concerning communications regarding post-transaction employment, the parties who participated in such conversation, and when such discussions took place.

50. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

51. The omission of this information renders the statements in the Effect of Merger Agreement on Employee Compensation and Benefits and the Background of the Offer and Merger Agreement; Reasons for Recommendation sections of the

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 19 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

52. In sum, the omission of the above-referenced information renders the Recommendation Statement materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act and 17 C.F.R. § 244.100 Promulgated Thereunder)

53. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

54. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. §78n(e).

55. Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 20 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

56. The Recommendation Statement was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

57. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

58. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

59. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 21 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

60. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9)

61. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

63. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

64. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(l) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 22 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

65. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

66. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

67. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

68. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 23 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

COUNT III

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

69. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

70. The Individual Defendants acted as controlling persons of Inventure within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Inventure, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

71. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement by Plaintiff to be misleading prior to the date the Recommendation Statement was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

72. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants that shareholders tender their shares in the Tender Offer. They were thus directly involved in preparing this document.

73. In addition, as the Recommendation Statement sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 24 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

Tucson, AZ 85716-5300

the merger agreement. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

74. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

75. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

76. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B. Enjoining Defendants and all persons acting in concert with them from closing the Tender Offer or consummating the proposed merger, unless and until the Company discloses the material information discussed above which has been omitted from the Recommendation Statement;

C. Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 25 of 26

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 East Broadway Blvd., Suite 200

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D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED this 21st day of November, 2017.

DECONCINI MCDONALD YETWIN & LACY, P.C.

By:	/s/ Gary F. Urman
Gary F. Urman
2525 E. Broadway Blvd., Suite 200
Tucson, AZ 857l6-5300
Attorneys for Plaintiff

OF COUNSEL

MONTEVERDE & ASSOCIATES PC
Juan E. Monteverde
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, New York 10118
Tel: 212-971-1341
Fax: 212-202-7880
Email: jmonteverde@monteverdelaw.com

Schoenfeld v. Inventure Foods, Inc., et al.; Case No.	Page 26 of 26

CERTIFICATION OF PROPOSED LEAD PLAINTIFF

I, Glenn Schoenfeld (“Plaintiff’’), declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed a draft of the complaint and has authorized the filing of a complaint substantially similar to the one reviewed.

2. Plaintiff selects Monteverde & Associates PC and any firm with which it affiliates for the purpose of prosecuting this action as my counsel for purposes of prosecuting my claim against defendants.

3. Plaintiff did not purchase the security that is the subject of the complaint at the direction of Plaintiff’s counsel or in order to participate in any private action arising under the federal securities laws.

4. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

5. Plaintiff sets forth in the attached chart all the transactions in the security that is the subject of the complaint during the class period specified in the complaint.

6. In the past three years, Plaintiff has not sought to serve nor has served as a representative party on behalf of a class in an action filed under the federal securities laws, unless otherwise specified below.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury under the laws of the United States that the foregoing information is correct to the best of my knowledge.

Signed this 21 day of November, 2017.

Signature

Company Name/Ticker	Transaction (Purchase or Sale)	Trade Date	Quantity
SNAK	Purchase	5-21-15	276

UNITED STATES DISTRICT COURT

DISTRICT OF ARIZONA

Civil Cover Sheet

This automated JS-44 conforms generally to the manual JS-44 approved by the Judicial Conference of the United States in September 1974. The data is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. The information contained herein neither replaces nor supplements the filing and service of pleadings or other papers as required by law. This form is authorized for use only in the District of Arizona.

The completed cover sheet must be printed directly to PDF and filed as an attachment to the Complaint or Notice of Removal.

Inventure Foods, Inc. ; Terry E.
McDaniel ; Macon Bryce Edmonson
Plaintiff(s): Glenn Schoenfeld	Defendant(s):	; Ashton D. Asensio; Paul J.
Lapadat ; Timothy A. Cole ; Joel D.
Stewart

County of Residence: Outside the State of Arizona	County of Residence: Maricopa

County Where Claim For Relief Arose: Maricopa

Plaintiffs Atty(s):	Defendant’s Atty(s):

Gary F. Urman (Ian Smith)
DeConcini McDonald Yetwin & Lacy, P.C.
2525 E. Broadway, Suite 200
Tucson, Arizona 85716
(520) 322-5000

II. Basis of Jurisdiction:	3. Federal Question (U.S. not a party)

III. Citizenship of Principal
Parties (Diversity Cases Only)
Plaintiff:- N/A
Defendant:- N/A

IV. Origin:	1. Original Proceeding

V. Nature of Suit:	850 Securities/Commodities/Exchange

VI. Cause of Action:	Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C.
§§ 78n(d)(4), 78n(e), 78t(a)
VII. Requested in Complaint
Class Action: Yes
Dollar Demand:
Jury Demand: Yes

VIII. This case is not related to another case.

Signature: /s/ Gary F. Urman

Date: 11/20/2017

If any of this information is incorrect, please go back to the Civil Cover Sheet Input form using the Back button in your browser and change it. Once correct, save this form as a PDF and include it as an attachment to your case opening documents.

Revised: 01/2014